Sichenzia Ross Friedman Ference LLP
1065 AVENUE OF THE AMERICAS NEW YORK NY 10018
TEL 212 930 9700 FAX 212 930 9725 WWW.SRFF.COM

March 20, 2006

Babette Cooper, Staff Accountant
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N. W.
Washington, D.C. 20549

Re:     Heartland, Inc.
Item 4.02 Form 8-K
Filed March 17, 2006
File No. 0-27045

Dear Ms. Cooper:

This firm is special securities counsel to Heartland, Inc. (the “Company”) in the above- referenced matter. Below, please find our responses to your March 17, 2006 comment letter.

1.
Please amend your filing to state whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with the independent accountant all matters disclosed in the filing

Response

We have amended the Form 8-K to state that the Chief Executive Officer and the Chief Financial Officer of the Company discussed with the Company’s independent registered public accounting firm all matters disclosed in the Form 8-K.

2.
Revise to disclose that the audit opinions previously included in Forms 8-K filed on June 29, 2005 and June 30, 2005 of two of your acquired companies, Evans Columbus and Monarch Homes, were qualified and thus did not meet the requirements of Article 2 of Regulation S-X.

Response

We have revised the Form 8-K to disclose that the audit opinions included in the Forms 8-K filed on June 29, 2005 and June 30, 2005 were qualified and thus did not meet the requirements of Article 2 of Regulation S-X. The accountants have indicated that they believe they will be able to perform sufficient alternate procedures on the opening inventories in order to provide unqualified opinions.

3.	Revise to provide a description of the facts underlying the conclusion that you need to amend the three Forms 8-K previously filed. Also, revise to specifically identify the dates of the Forms 8-K.

Response

We have revised to specifically identify the dates of the Forms 8-K. Further, we have revised to provide a description of the facts underlying the conclusion that the Company needed to amend the three Forms 8-K previously filed as follows:

•	the earlier filings on Forms 8-K did not include audited financial statements as of December 31, 2003;

•
the auditors’ opinions included with the financial statements filed included in the Forms 8-K filed on June 29, 2005 and June 30, 2005 in connection with the acquisition of Evans Columbus, LLC and Monarch Homes, Inc. were qualified and thus did not meet the requirements of Article 2 of Regulation S-X; and

•	the pro-forma financial information as of December 31, 2004 will be revised to increase the recorded cost of the three acquisitions and to include a pro-forma income statement as of December 31, 2004.

4.
We note that you intend to file restated financial statements in Forms 10-QSB for 2005, Form 10-KSB as of December 31, 2004 and in Forms 8-K as of December 27, 30 and 31 of 2004 and June 29 and 30 of 2005. Please tell us how, and when, you will file them.

Response

The Company has commenced diligently working towards amending its Form 10QSBs filed during 2005, its Form 10-KSB for the year ended December 31, 2004 and the Forms 8-K as of December 27, 30 and 31 of 2004 as amended on June 29 and 30 of 2005. The Company expects this to be a lengthy process as management needs to amend its financial statements pursuant to the guidance provided in the comment letter provided by the Securities and Exchange Commission in November 2005, internally review such amendments, have such amended filings audited, or reviewed with respect to its Form 10-QSBs, by its independent registered accounting firm and prepare the reports associated with each set of financial statements. Further, in view of the substantial increase to its intangible assets, the Company must obtain an independent valuation of the purchase price allocation for each acquisition, which also must then be reviewed by the Company’s auditors and management. Management expects to accomplish the above on or prior to April 15, 2006.

5.
Please tell us if your certifying officers have considered the effect of the error on the adequacy of your disclosure controls and procedures as of the end of the period covered by your Form 10-KSB for the period ended December 31, 2004. Additionally, tell us what effect the error had on your current evaluation of disclosure controls and procedures as of your fiscal year ended December 31, 2005.

Response

Management has reviewed the comments raised by the Securities and Exchange Commission with respect to its financial reporting and the related adequacy of the Company’s disclosure controls and procedures and has determined that its disclosure controls and procedures were not effective as of December 31, 2004 and 2005 and there were material deficiencies in its disclosure controls and procedures. In order alleviate such weaknesses, management intends to:

•	establish an audit committee and appoint additional directors with accounting expertise;

•	subscribe to accounting journals and have the Company’s accounting personnel attend accounting seminars; and

•	engage additional accounting personnel to assist in the preparation of the Company’s financial statements.

The Company intends to amend its Form 10-KSB for the year ended December 31, 2004 to reflect its material weaknesses in its disclosure controls and procedures as well as its plan to alleviate such material weaknesses. The Company expects to institute the items set forth above throughout the remainder of this quarter and through the quarter ended September 30, 2006.

***

The Company has acknowledged the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please do not hesitate to contact the undersigned at 212-930-9700.

Sincerely, /s/Stephen M. Fleming Stephen M. Fleming